# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuperX AI Technology Ltd, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 3791 JALAN BUKIT MERAH, #09-03 E-CENTRE @ REDHILL, SINGAPORE, Singapore (U0), 159471
Date of event which requires filing of this statement: 11/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001861048

## Reporting persons
- Mirae Asset Securities (HK) Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 3,300,000; shared voting power 0; sole dispositive power 3,300,000; shared dispositive power 0; aggregate amount beneficially owned 3,300,000 (8.3% of the class)
  Comment: The total percentage of class 8.3% is calculated based on the TSO of 39,817,228 shares as provided by the company. The securities reported on this cover page consist of 3,300,000 Ordinary Shares of the Issuer held of record by Mirae Asset Securities (HK) Ltd and excludes 752,962 Ordinary Shares issuable upon exercise of certain warrants held of record by Mirae Asset Securities (HK) Ltd and 347,038 Ordinary Shares issuable upon exercise of certain warrants as a result of the beneficial ownership limitation because such warrants held subject to the beneficial ownership limitation may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99% of the Ordinary Shares then outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation").
- Mirae Asset Securities Co.,Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 3,300,000; shared voting power 0; sole dispositive power 3,300,000; shared dispositive power 0; aggregate amount beneficially owned 3,300,000 (8.3% of the class)
  Comment: The total percentage of class 8.3% is calculated based on the TSO of 39,817,228 shares as provided by the company. The securities reported on this cover page consist of 3,300,000 Ordinary Shares of the Issuer held of record by Mirae Asset Securities (HK) Ltd and excludes 752,962 Ordinary Shares issuable upon exercise of certain warrants held of record by Mirae Asset Securities (HK) Ltd and 347,038 Ordinary Shares issuable upon exercise of certain warrants as a result of the beneficial ownership limitation because such warrants held subject to the beneficial ownership limitation may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99% of the Ordinary Shares then outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation").

## Item 1. Issuer
Name of issuer: SuperX AI Technology Ltd
Address of issuer's principal executive offices: 3791 JALAN BUKIT MERAH, #09-03 E-CENTRE @ REDHILL, SINGAPORE, SINGAPORE, 159471

## Item 2. Person Filing
Name of person filing: Mirae Asset Securities (HK) Limited
Address of principal business office or, if none, residence: Units 8501 & 8507-08, Level 85, International Commerce Centre,1 Austin Road West, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,300,000 Ordinary Shares
Percent of class: 8.3%
Sole power to vote or to direct the vote: 3,300,000 Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,300,000 Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Mirae Asset Securities (HK) Limited is a wholly owned subsidiary of Mirae Asset Securities Co.,Ltd. (006800.KS)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mirae Asset Securities (HK) Ltd: Mike Yuan, Mr (11/18/2025)
- Mirae Asset Securities Co.,Ltd.: Mike Yuan, Mr (11/18/2025)